

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
Terren S. Peizer, Chief Executive Officer
Catasys, Inc.
11150 Santa Monica Blvd.   Suite 1500
Los Angeles, California 90025

> RE: **Catasys, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-173659**

Dear Mr. Peizer:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Prior to requesting acceleration of effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Prospectus Cover Page

2. Please revise the disclosure on the prospectus cover page and under Plan of Distribution to clarify that once the offering price has been determined, the common stock offering price and warrant exercise price will remain fixed for the duration of the offering.

3. We partially reissue comment two of our letter dated August 10, 2011. Please provide disclosure currently omitted in the first and second sets of brackets in the first

paragraph of the prospectus cover page. In this regard, we note that information regarding the amount of securities to be offered may not be omitted in reliance on Rule 430A.

Plan of Distribution, page 18

4. We note the statement that the offering price "will be based on the market price of the Company's shares of common stock at the time of pricing and may be influenced by other factors which cannot be identified by the Company at this time." Please revise to further clarify the factors considered in determining the offering price. Additionally, please address the extent to which your shares trade in an established trading market. We note your risk factor disclosure on page 12 and some trading days with a low volume or lack of trades. See Item 201(a)(1)(i) of Regulation S-K. Your revised disclosure should also address the extent to which the offering price would reflect unusual trading prices. In this regard we note a recent trading price of over $12.00.

5. We note your tabular disclosure of the per unit placement agent's fees. Please revise this table to provide the underwriter's compensation on a total basis also. See Item 508(e) of Regulation S-K.

Exhibits

6. Please file the exhibits required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds,
Assistant Director